

March 7, 2013

<u>Via E-mail</u>
Timothy C. Huffmyer
Vice President, Chief Financial Officer
Black Box Corporation
1000 Park Drive
Lawrence, Pennsylvania 15055

     Re: **Black Box Corporation**
             Form 10-K for the Fiscal Year Ended March 31, 2012
             Filed May 21, 2012
             Form 10-Q for the Quarterly Period Ended December 29, 2012
             Filed February 6, 2013
             File No. 000-18706

Dear Mr. Huffmyer:

We have reviewed your letter dated February 20, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 22, 2013.

<u>Form 10-K for the Fiscal Year Ended March 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies</u>

<u>Goodwill, page 22</u>

1.   We have read your response to prior comment 2 and the referenced MD&A disclosure, including your assertion that management did not view the factors resulting in the decreased revenue and operating earnings per share forecasts in the first and second

quarters of Fiscal 2012 to be a known trend or uncertainty that could reasonably likely have a material impact on results of operations at the time of the October 1, 2011 Form 10-Q. While your referenced MD&A disclosure addresses which services are more impacted by general economic conditions, the disclosure does not describe any specific trends or the impact of current economic conditions. Your disclosure regarding goodwill valuation in the October 1, 2011 and subsequent filings concluded that the company expects each of the reporting units to continue to operate profitably and generate cash flow from operations without any indication of known trends or uncertainties that could impact the valuation of goodwill. While we recognize that this is a judgment made by management in consideration of multiple factors both positive and negative, it is not fully clear that additional disclosure was not required under Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350. Please confirm to us that you will provide robust disclosures within your next filing that explain the facts and judgments made by management throughout the year regarding these matters as well as discussing the current economic environment and the resulting trends and uncertainties.

Form 10-Q for the Quarterly Period Ended December 29, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company, page 18

2.   We note your disclosure on page 19 that some of your clients are migrating toward a variable fee model and that while this shift will decrease your contractually obligated revenues and corresponding profits, the company believes the variable model will generate profitable revenues. We note similar discussion by management on the Q3 2013 earnings conference call as well as remarks indicating that revenue and profitability of these relationships are typically lower than legacy maintenance arrangements. Please tell us what consideration was given to further disclosing the relative profitability of the variable fee model compared to your typical maintenance arrangements as well as an indication of the extent to which customers have made this change and the impact on revenues and gross profit for the periods presented. Please refer to Item 303(b)(2) of Regulation S-K.

Three-months ended December 31, 2012 ("3Q13") compared to three-months ended December 31, 2011 ("3Q12"), page 21

3.   We note that the company has been providing revenue growth rates and expectations of declines for federal revenue and commercial revenue in its earnings conference calls. Please describe for us the level at which federal and commercial customer segments are monitored (e.g. branch, component, operating segment) and the detail of information regularly gathered and reviewed. Tell us what consideration was given to quantifying the impact of federal/government revenues and commercial revenues on revenues by geography and service type for the periods presented. In addition, please tell us what

consideration was given to discussing any significant trends in revenue and profitability for these customer segments. Please refer to Item 303(b) of Regulation S-K, Section III.D and E of SEC Release 33-6835, and Section III.B.3 of SEC Release 33-8350.

Valuation of Goodwill, page 28

4.   In your response to prior comment 3 you indicate that in the first quarter of fiscal 2013, the decrease in revenue and profitability forecast for Fiscal 2013 prompted the company to assess the significance of these decreases in relation to goodwill as part of your ongoing interim monitoring activities. Please tell us whether your interim monitoring procedures typically include a discounted cash flow analysis described in your January 4, 2013 response to comment 8. In light of the comparison of estimated fair value to carrying value of the reporting unit using a discounted cash flow model, please explain to us why you believe this was not a step one goodwill impairment analysis. Please refer to ASC 350-20-35-4.

5.   We note your disclosure that the company conducted its annual goodwill impairment assessment during the third quarter of Fiscal 2013, concluding that there was a significant surplus of fair value over carrying amount for each of your reporting units. Please explain to us how you define the term "significant surplus." To provide information for investors to assess the probability of a future material impairment charge, for each reporting unit that is at risk of failing step one of your goodwill impairment analysis, such as if the reporting unit's fair value is not substantially in excess of carrying value, please tell us the following:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Description of how the key assumptions were determined and how the key assumptions have changed during the periods presented;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In your response please tell us how you will consider disclosing the information provided in response to this comment in your future filings. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Section V of SEC Interpretive Release No. 33-8350.

Timothy C. Huffmyer
Black Box Corporation
March 7, 2013
Page 4

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Christine
Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding
comments on the financial statements and related matters. If you require further assistance, do
not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief